BARTON CPA

Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635 bartoncpafirm.com Cypress, Texas

April 22, 2024

Aldo Piscitello, Chief Executive Officer
Borrowmoney.com, Inc.
512 Bayshore Drive,
Ft. Lauderdale, Florida

Effective April 22, 2024, we are ceasing our services as your independent auditors. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with any new auditors you may retain in the future. To facilitate that process, at the appropriate time please send us a letter authorizing us to make disclosures to your new auditors. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

Very truly yours,

BARTON CPA

Cypress, Texas
April 22, 2024